SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

EVISION INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

359031 10 1
(CUSIP Number)

Robert Trapp, 1888 Sherman Street, Suite 500
Denver, Co (303) 894-7971
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 30 Pages

CUSIP No.	359031 10 1	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RICHWAY PARTNERS LTD., LEONARD LI, MOXIAN CHEN, EDDIE HO MAN WAI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER	SEE ITEM 5 OF ATTACHED SCHEDULE
8	SHARED VOTING POWER	SEE ITEM 5 OF ATTACHED SCHEDULE
9	SOLE DISPOSITIVE POWER	SEE ITEM 5 OF ATTACHED SCHEDULE
10	SHARED DISPOSITIVE POWER	SEE ITEM 5 OF ATTACHED SCHEDULE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	SEE ITEM 5 OF ATTACHED SCHEDULE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	SEE ITEM 5 OF ATTACHED SCHEDULE
14	TYPE OF REPORTING PERSON*	RICHWAY PARTNERS LTD IS “CO”, MESSRS. LI, CHEN, AND HO ARE “IN”

Page 2 of 30 Pages

STATEMENT
ON
SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, $.01 par value (the “Common Stock”) of eVision International, Inc. (the “Issuer”).

     The name and address of the principal executive offices of the Issuer are:

eVision International, Inc. 1888 Sherman Street, Suite 500 Denver, CO 80203

The purpose of filing this Amendment is to report the issuance of 66,235,765 shares of restricted Common Stock to Richway Partners, Ltd.

ITEM 2. IDENTITY AND BACKGROUND

     The reporting persons are Richway Partners, Ltd, and its Directors, Leonard Li, Moxian Chen, and Eddie Ho Man Wai.

I.    (a)  Richway Partners, Ltd.

     (b) The principal office address of Richway Partners, Ltd. is Unit 100-12031 Horseshoe Way, Richmond, BC, Canada, V7A 4V4.

     (c) The principal business of Richway Partners, Ltd. is investment, management, and operation of waste-to-energy projects.

     (d) During the last five years, Richway Partners, Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Richway Partners, Ltd. has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

     (f) Richway Partners, Ltd. is a Canadian corporation.

II.  (a) Leonard Li, Director of Richway Partners, Ltd.

     (b) The principal office address of Leonard Li is Unit 100-12031 Horseshoe Way, Richmond, BC, Canada, V7A 4V4.

     (c) The principal occupation of Leonard Li is Director of Richway Partners, Ltd.

     (d) During the last five years, Leonard Li has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Leonard Li has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

     (f) Leonard Li is a Canadian citizen.

Page 3 of 30 Pages

III. (a) Moxian Chen, Director of Richway Partners, Ltd.

     (b) The principal office address of Moxian Chen is Unit 100-12031 Horseshoe Way, Richmond, BC, Canada, V7A 4V4.

     (c) The principal occupation of Moxian Chen is Director of Richway Partners, Ltd.

     (d) During the last five years, Moxian Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Moxian Chen has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

     (f) Moxian Chen is a Canadian citizen.

IV. (a) Eddie Ho Man Wai, Director of Richway Partners, Ltd.

     (b) The principal office address of Eddie Ho Man Wai is Unit 100-12031 Horseshoe Way, Richmond, BC, Canada, V7A 4V4.

     (c) The principal occupation of Eddie Ho Man Wai is Director of Richway Partners, Ltd.

     (d) During the last five years, Eddie Ho Man Wai has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Eddie Ho Man Wai has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

     (f) Eddie Ho Man Wai is a Canadian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 25, 2004, Richway Partners, Ltd. agreed to sell the following corporate interests to eVision International, Inc: (a) 45% of Richway Investment Management Limited, which owns 95% and 80%, respectively, of two under-construction waste-to-energy plants (1) built for 600 tons of waste/day and production of 73.3 million kwh/year of electricity in Huizhou, Guangdong, China and (2) built for 450 tons of waste/day and production of 45.4 million kwh/year of electricity in Changchun, Jilin, China; (b) 100% of Richway Environmental Technologies Ltd. which is the design and engineering company for Richway Group’s waste management systems; (c) 100% of Richway Energy Builder Ltd. and (d) 100% of Richway Energy Development Co. Ltd. As consideration for these corporate interests, eVision agreed to issue 18,430,000 common shares to Richway Partners, Ltd.

     In a separate contemporaneous agreement, Richway Partners will acquire from Online Credit Limited outstanding convertible debenture agreements totaling $3,080,073.49 in principal, and their respective accrued, unpaid interest previously issued by eVision.

     On March 12, 2004, Richway Partners, Ltd. notified the Issuer of its intent to convert the outstanding convertible debenture agreements totaling $3,080,073.49 in principal, and their respective accrued, unpaid interest previously issued by eVision. As of March 12, 2004, the principal and interest totaled $3,808,556.63. The convertible debentures have a conversion price equal to the average closing price over the ten consecutive trading days prior to the date of conversion, which equals $0.0575 per share at time of conversion. The convertible debentures were converted to 66,235,765 restricted common shares.

Page 4 of 30 Pages

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of this transaction between the Issuer and Richway Partners. Ltd. was to acquire a controlling interest in eVision International, Inc.

     Richway Partners, Ltd.:

     (a) does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer;

     (b) does not have any plans or proposals for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

     (d) plans to appoint four (4) members to the four vacancies in the Issuer’s Board of Directors;

     (e) plans to increase authorized capital to five billion shares;

     (f) does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

     (g) plans to change the name of the entity to Richway Energy (China), Inc.;

     (h) does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) does not have any plans or proposals for any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Richway Partners, Ltd.

     As of the date of this Amendment No. 1 to Schedule 13D, Richway Partners, Ltd., beneficially owns 84,575,765 shares (“Shares”) of the Common Stock of the Issuer which constitute approximately 73.9% of the outstanding Common Stock of the Issuer.

     On February 25, 2004, eVision agreed to issue 18,430,000 common shares to Richway Partners, Ltd. as reported above in Item 3. Additionally, Richway Partners, Ltd. acquired $3,808,556.63 in convertible debentures, previously issued by the Issuer, from Online Credit Limited. As reported above in Item 3, Richway Partners, Ltd. converted these debentures into 66,235,765 restricted common shares of the Issuer.

Page 5 of 30 Pages

     These debentures, both the principal and the interest, were convertible into common stock of the Issuer at the Holder’s option at market price of the Issuer at the time of exercise. These debentures were as follows:

(1)	US$589,889.00 accruing interest at 12% since June 1, 2001 and due June 1, 2006
(2)	US$614,963.53 accruing interest at 12% since December 1, 2001 and due December 4, 2006
(3)	US $626,331.01 accruing interest at 12% since June 1, 2002 and due June 1, 2007
(4)	US $658,813.95 accruing interest at 12% since December 1, 2002 and due December 1, 2007
(5)	US $590,076.00 accruing interest at 8% since December 15 1997 and due December 15, 2007

     Leonard Li, Moxian Chen, and Eddie Ho Man Wai are directors of Richway Partners, Ltd. and therefore may be considered beneficial owners of the shares detailed here in Item 5.

     Richway Partners, Ltd., Leonard Li, Moxian Chen, and Eddie Ho Man Wai have shared voting and dispositive power of the shares detailed here in Item 5.

     There are no transactions in the class of securities reported on that were effected during the past sixty day or since the most recent filing on Schedule 13D, whichever is less, by Richway Partners, Ltd., Leonard Li, Moxian Chen, and Eddie Ho Man Wai.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares detailed here in Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

Page 6 of 30 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Agreement to File one Statement on Schedule 13D.

     (b) Share Purchase Agreement dated February 25, 2004.

     (c) Purchase of Convertible Debenture Agreements dated February 25, 2004.

     (d) Letter Instructing Debenture Conversion dated March 12, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2004.

/s/ Richway Partners, Ltd. Richway Partners, Ltd.

/s/ Leonard Li Leonard Li

/s/ Moxian Chen Moxian Chen

/s/ Eddie Ho Man Wai Eddie Ho Man Wai

Page 7 of 30 Pages

Exhibit 7(a)

Agreement to File One Statement on Schedule 13D

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, the under signed agree that the Schedule 13D to which this Exhibit is attached is filed on behalf of each of the undersigned.

Date: April 26, 2004

/s/ Richway Partners, Ltd. Richway Partners, Ltd.

/s/ Leonard Li Leonard Li

/s/ Moxian Chen Moxian Chen

/s/ Eddie Ho Man Wai Eddie Ho Man Wai

Page 8 of 30 Pages

Exhibit 7(b)

SHARE PURCHASE AGREEMENT

     THIS SHARE PURCHASE AGREEMENT between eVision International, Inc., a Colorado corporation, Richway Partners Ltd. and Richway Energy Holdings Limited, a Hong Kong company, is dated this _________ day of _______________, 2004.

RECITALS

     WHEREAS, eVision International, Inc. (“eVision”) desires to purchase all the shares of Richway Energy Holdings Limited (“REHL”) from Richway Partners Ltd. “(“Richway”) on the terms and conditions set forth in this Agreement;

     WHEREAS, Richway plans to transfer certain companies into REHL and desires to sell REHL and its subsidiaries to eVision:

     NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.  Purchase.

1.1   Agreement to Purchase. Upon the terms and subject to the conditions of this Agreement, eVision agrees to purchase REHL for US$55,020,000 (fifty-five million twenty thousand United States dollars). eVision will issue 18,340,000 (eighteen million three hundred forty thousand) restricted common shares, valued at US$3.00 a share (“eVision Shares”). Upon the completion of the terms and conditions herein, eVision will issue a certificate representing the 18,340,000 restricted shares. The Closing of the purchase and transfer of the respective shares hereunder shall be held at the offices of Heng Fung Holdings Limited upon mutual agreement of the parties (the date of the Closing being hereinafter referred to as the “Closing Date”).

2.  REHL Assets.

2.1   Richway represents that it owns the following operational subsidiaries listed here:

(1)	45% (forty-five percent) of Richway Investment Management Limited, a British Columbia, Canada company that is building and operating the following waste-to-energy plants in China namely:
1.	95% ownership in Huizhou Richway WTE Co, Ltd.
2.	80% ownership in Jilin Richway Xinxiang WTE Co. Ltd.:
(2)

100% (one hundred percent) of Richway Environmental Technologies Ltd., a British Columbia, Canada company, which is a design and engineering company that owns proprietary waste-to-energy plant technology and intellectual property.

Page 9 of 30 Pages

(3)	100% (one hundred percent) of Richway Energy Builder Ltd., a Hong Kong company that specializes in the construction of waste-to-energy plants in China and Asia.
(4)

100% (one hundred percent) of Richway Energy Development Co. Ltd., a Hong Kong company which specializes in joint ventures with the Chinese government for the building and operation of niche electricity power stations in the People’s Republic of China increase China’s future energy supply through investment in and construction of power plants in China and Asia.

These subsidiaries shall be hereinafter collectively referred to as "REHL Subsidiaries"

2.2   Richway warrants that it will immediately upon execution of this agreement transfer the REHL Subsidiaries into REHL.

2.3   Richway shall prepare a list of the Directors and officers of REHL and the REHL Subsidiaries, which shall be attached as Schedule 2.3.

3.  eVision Obligations.

3.1   As soon as reasonably practical, eVision will call a shareholder’s meeting and propose the following actions for shareholder approval (if shareholder approval necessary): (a) Change the name of eVision International, Inc. to Richway Energy (China), Inc.; and (b) Increase authorized capital of eVision to five billion shares.

3.2  As soon as reasonably practical, eVision will prepare and submit to the SEC a registration statement to register all outstanding non-registered eVision common shares and shares underlying convertible debentures as well as the eVision Shares issued to REHL.

3.3  As soon as reasonably practical, eVision will appoint 4 (four) members to eVision’s Board of Directors as nominated by Richway, including the Executive Chairman.

3.4  At the Closing, eVision will deliver to Richway a certificate or certificates representing the eVision Shares. The certificate or certificates representing the Shares shall be subject to a legend restricting transfer under the Securities Act of 1933, as amended (the “Securities Act”) and referring to restrictions on transfer herein, such legend to be substantially as follows:

“The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of1933, as amended. Such shares may not be sold or transferred in the absence of such registration or an opinion of counsel reasonably satisfactory to eVision International, Inc. to the availability of an exemption from registration.”

Page 10 of 30 Pages

4.   Richway Obligations

4.1  As soon as reasonably practical and subject to the terms and conditions herein, Richway will transfer ownership of REHL to eVision, which shall include the issuance of share certificates representing 100% (one hundred percent) of REHL (“REHL Shares”) and the appropriate entries in Richway’s and REHL’s corporate records, including shareholder registers.

4.2  As soon as reasonably practical but in no event any later than the action required in Section 4.1, Richway will provide evidence to eVision that ownership of the REHL subsidiaries have been properly transferred to REHL.

4.3   Richway agrees to provide eVision with all business records of REHL and the REHL Subsidiaries including but not limited to material contracts, security agreements, property leases, employment obligations, business or corporate obligations, corporate organizational documents, tax filings, financial statement, and REHL agrees to provide to eVision any updates or amendments to these business records.

5.   Representations and Warranties of eVision

eVision hereby represents and warrants to Richway as follows:

5.1   Organization. eVision is a corporation duly organized and validly existing and in good standing under the laws of the State of Colorado, with all requisite corporate power and authority to own, lease and to conduct its business as now being conducted.

5.2   Authority. Subject to shareholder approval of certain terms, this Agreement has been duly executed and delivered by eVision and constitutes legal, valid and binding obligations of eVision, enforceable in accordance with their respective terms, subject to laws of general.

6.   Representations and Warranties of Richway

Richway hereby represents and warrants to eVision as follows:

6.1   Organization. Richway, REHL, and the REHL Subsidiaries are corporations duly organized and validly existing under the laws of their respective incorporate jurisdictions and are in good standing under such laws. Richway, REHL, and the REHL Subsidiaries have the requisite corporate power to own and operate their properties and assets, and to carry on their business as presently conducted and as proposed to be conducted. Richway, REHL, and the REHL Subsidiaries are qualified to do business as a foreign corporations in each jurisdiction in which they do business.

6.2   Authorization. All corporate action on the part of Richway, REHL, and the REHL Subsidiaries necessary for the authorization, execution, delivery and performance of this Agreement by Richway, REHL, and the REHL Subsidiaries, the authorization, sale, issuance and delivery of the REHL Shares hereunder. This Agreement constitutes legal, valid and binding obligations of Richway, REHL, and the REHL Subsidiaries enforceable in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. Upon their issuance and delivery pursuant to this Agreement, the REHL Shares will be validly issued, fully paid and nonassessable. The issuance and sale of the REHL Shares will not give rise to any preemptive rights or rights of first refusal on behalf of any person or entity in existence on the date hereof.

Page 11 of 30 Pages

6.3  No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, any provision of the Certificate of Incorporation or Bylaws of Richway, REHL, or the REHL Subsidiaries or any mortgage, indenture, lease or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Richway, REHL, and the REHL Subsidiaries, their properties or assets, the effect of which would have a material adverse effect on Richway, REHL, and the REHL Subsidiaries, taken as a whole, or materially impair or restrict Richway’s, REHL’s, or the REHL Subsidiaries’, power to perform their obligations as contemplated under said agreements.

6.4   Delivery. At the Closing, Richway understands eVision will deliver to Richway a certificate or certificates representing the eVision Shares. The certificate or certificates representing the Shares shall be subject to a legend restricting transfer under the Securities Act of 1933, as amended (the “Securities Act”) and referring to restrictions on transfer herein, such legend to be substantially as follows:

“The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933, as amended. Such shares may not be sold or transferred in the absence of such registration or an opinion of counsel reasonably satisfactory to REHL as to the availability of an exemption from registration.”

6.5   Absence of Certain Changes or Events. Except as disclosed in writing in this Agreement, since the February 2, 2004 date there has not been, for REHL or any of the REHL Subsidiaries, (i) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) with respect to any of the stock, (ii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) any damage, destruction or loss of property, whether or not covered by insurance, that has or is likely to have a material adverse effect on REHL or the REHL Subsidiaries taken as a whole, or (iv) any change in accounting methods, principles or practices by REHL and the REHL Subsidiaries materially affecting theirs assets, liabilities, or business, except insofar as may have been required by a change in GAAP.

6.6   Litigation. Except as is disclosed on an attached Schedule 6.6, there is no suit, action or proceeding pending against Richway, REHL or the REHL Subsidiaries that, individually or in the aggregate, would (i) have a material adverse effect on REHL and the REHL Subsidiaries taken as a whole, (ii) impair the ability of Richway, REHL, or the REHL Subsidiaries to perform their obligations under this Agreement, or (iii) prevent the consummation of any of the transactions contemplated by said agreements.

Page 12 of 30 Pages

6.7   Capitalization.

6.7.1   As of the date of this Agreement, the authorized capital stock of REHL consists of 10,000 shares of Common Stock, par value HK$1.00 per share.

6.7.2   As of February 2, 2004, there are (1) 2 shares of the Common Stock issued and outstanding, and (2) no shares of the Common Stock held in the treasury of REHL.

6.7.3   All outstanding shares of the Common Stock are duly authorized, validly issued, fully paid and nonassessable, free from any liens created by the Company with respect to the issuance and delivery thereof and not subject to preemptive rights.

6.7.4   The authorized capital stock, its par value, the issued and outstanding stock, and the treasury stock of the REHL Subsidiaries will be listed in Schedule 6.7.4

6.8   Financial Statements. The financial statements provided to eVision that relate to REHL and the REHL Subsidiaries are accurate and current.

6.9   No Material Changes. Since November 15, 2003 there have been no material changes in the business, financial condition, operations or results of operations of REHL (aside from the transfer of the REHL Subsidiaries into REHL) except where noted in Schedule 6.9. Without limiting the foregoing, Richway warrants that:

6.9.1   No Person or entity has accelerated, terminated, modified or canceled any agreement, contract, lease or license (or series of related agreements, contracts, leases or licenses) to which REHL is a party;

6.9.2 REHL have not delayed or postponed the payment of accounts payable and other liabilities outside the ordinary course of business;

6.9.3 REHL have not canceled, compromised, waived or released any right or claim (or series of related rights and claims) outside the ordinary course of business;

6.9.4 REHL have not made any loan to or agreement with any of its directors, officers or employees and it has not entered into any other transaction with any of its directors, officers or employees;

6.9.5 There has been no sale, assignment or transfer of any of the assets of REHL;

Page 13 of 30 Pages

6.9.6   REHL have not failed to perform in any material respects all of its obligations under agreements, contracts, leases, licenses and instruments relating to or affecting its properties, assets and business, and has not changed materially the prices or offer terms of sale or license of any of its products or services;

6.9.7 REHL have not failed to maintain its books of account and records in the usual, regular and ordinary manner;

6.9.8 REHL have not made any material change in its accounting methods or materially revalued any of its assets outside the ordinary course of business;

6.9.9   There has not been any increase in the wages, salaries, compensation, stock option, pension or other fringe benefits payable to the employees, directors, or officers, independent contractors, or consultants of REHL; and

6.9.10 REHL are not under any legal obligation, whether written or oral, to do any of the foregoing.

6.10   Tax Matters.

6.10.1   REHL and the REHL Subsidiaries have filed all tax returns that it was required to file, including, without limitation, any tax returns required to be filed with any state or province. All such tax returns were correct and complete in all material respects. All taxes owed by REHL or the REHL Subsidiaries shown on any tax return have been paid. No claim has ever been made by an authority in a jurisdiction where REHL or the REHL Subsidiaries does not file tax returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of REHL or the REHL Subsidiaries that arose in connection with any failure (or alleged failure) to pay any tax.

6.10.2   REHL or the REHL Subsidiaries have withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

6.10.3   There is no dispute or claim concerning any tax liability of REHL or the REHL Subsidiaries either (a) claimed or raised by any authority in writing or (b) as to which REHL or the REHL Subsidiaries have knowledge.

6.11   Material Contracts. With respect to each material contract disclosed pursuant to Section 4.3 each material contract: (a) is legal, valid, binding, enforceable and in full force and effect, (b) there is no material breach, default, termination or loss or change of rights or benefits under the contract; (c) REHL or the REHL Subsidiaries is not, and to their knowledge no other party is, in material breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under a material contract, (d) no party has repudiated any provision of an material contract to which REHL or the REHL Subsidiaries is a party; and (e) REHL or the REHL Subsidiaries has not incurred any penalty or similar charges for delays in delivery of any product or service or any indemnification or warranty obligations under such material contract.

Page 14 of 30 Pages

6.13   Powers of Attorney. There are no outstanding powers of attorney executed on behalf of REHL or the REHL Subsidiaries.

6.14   Litigation. Except for what is disclosed on Schedule 6.15, there is no instance where REHL or the REHL Subsidiaries (a) are subject to any outstanding injunction, judgment, order, decree, ruling or charge or (b) are a party or is threatened in writing to be made a party to any action, suit, proceeding, hearing or investigation of, in, or before any court or quasi judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator.

6.15   Employee Benefit Plans. REHL or the REHL Subsidiaries does not maintain any bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance or other similar fringe benefit or employee benefit plans or have any written employment agreements with any of its employees.

6.16   Activities in eVision Common Stock. To Richway, REHL, or REHL’s Subsidiaries knowledge, neither any of these entities, their affiliates, nor any person acting on behalf of these entities or their affiliates, have at any time engaged in any purchase, sale, transfer, hedging, derivative or other activities of any kind relating to the eVision Common Stock that constitutes, or reasonably could be construed as constituting, a manipulative or deceptive device or contrivance in violation of applicable federal or state securities laws or common law.

7.   Subsidiaries.

7.1   Richway warrants that it owns 100% of Richway Environmental Technologies Ltd., Richway Energy Builder Ltd., and Richway Energy Development Co. Ltd and owns 45% of Richway Investment Management Limited.

7.2   Richway warrants: (a) except as disclosed on Schedule 7.2, no person owns of record or is known to Richway to own beneficially any shares of capital stock of REHL or the REHL Subsidiaries; (b) no subscription, warrant, option, convertible security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of REHL or the REHL Subsidiaries authorized or outstanding; (c) there is no commitment by REHL or the REHL Subsidiaries to issue shares, subscriptions, warrants, options, convertible securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness, and (d) there is no written or oral agreement by REHL or the REHL Subsidiaries to sell or transfer its stock to any third party. Neither REHL nor the REHL Subsidiaries has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its equity securities or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as set forth in Schedule 7.2, there are no voting trusts or agreements, stockholders’ agreements, pledge agreements, buy-sell agreements, rights of first refusal, preemptive rights or proxies relating to any securities of REHL or the REHL Subsidiaries.

Page 15 of 30 Pages

8.  Accredited Investor. Richway represents that it is an accredited investor within the meaning of Regulation D promulgated under the U.S. Securities Act of 1933.

8.1   Investment. Richway is acquiring the eVision Shares for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof. Richway understands that the eVision Shares have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Richway’s representations and warranties contained herein.

8.2   Disclosure of Information. Richway has had full access to all information it considers necessary or appropriate to make an informed investment decision with respect to the eVision Shares under this Agreement. Richway further has had an opportunity to ask questions and receive answers from eVision regarding the terms and conditions of the offering of the Shares and to obtain additional information necessary to verify any information furnished to Richway or to which Richway had access.

8.3   Investment Experience. Richway understands that the acquisition of the Shares involves substantial risk. Richway has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the eVision Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the eVision Shares and protecting its own interests in connection with this investment.

8.4   Restricted Securities. Richway understands that the Shares to be purchased by the Richway hereunder are characterized as “restricted securities” under the Securities Act inasmuch as they are being acquired from eVision in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. Richway is familiar with Rule 144 of the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. Richway understands that eVision is under no obligation to register any of the eVision Shares sold hereunder except as provided in this Agreement.

9.   Breach

9.1   Upon a written notice of breach of this Agreement by one of the parties, the parties agree to confer in good faith within two weeks of the notice to attempt negotiate the dispute.

Page 16 of 30 Pages

9.2   Indemnity. Richway, REHL, and the REHL Subsidiaries hereby agree to indemnify and hold eVision, its directors, officers, agents, and employees harmless from, and to reimburse eVision, its directors, officers, agents, and employees for, any and all losses, damages, deficiencies, claims, liabilities, obligations, suits, actions, fees, costs, penalties, charges and expenses (including, without limitation, reasonable attorneys’ fees) of any nature whatsoever (collectively, “Losses”), suffered or incurred by eVision its directors, officers, agents and employees LCA resulting from or in connection with breach of any representation, warranty, covenant or agreement of Richway, REHL, and the REHL Subsidiaries contained in this Agreement or any document, agreement, instrument or certificate delivered or filed pursuant hereto.

10.   Miscellaneous

10.1   Best Efforts. Richway, REHL, and eVision shall use its best efforts to take all actions or satisfy all conditions required under this Agreement or under any law, rule or regulation adopted subsequent to the date hereto to ensure that the conditions to the Closing set forth herein are satisfied on or before the Closing Date.

10.2   Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of Colorado as applied to contracts entered into solely between residents of, and to be performed entirely within, such state, and without reference to principles of conflicts of laws or choice of laws.

10.3   Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement may not be assigned without the written consent of the other party.

10.4   Entire Agreement; Amendment. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof and supersedes all prior agreements and understandings among the parties relating to the subject matter hereof. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

10.5   Notices. All notices, requests, demands or other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given: (i) on the date of delivery if personally delivered by hand, (ii) upon the third day after such notice is (a) deposited in the mail, if mailed by registered or certified mail, postage prepaid, return receipt requested, or (b) sent by a nationally recognized overnight express courier, or (iii) by facsimile upon written confirmation (other than the automatic confirmation that is received from the recipient’s facsimile machine) of receipt by the recipient of such notice:

Page 17 of 30 Pages

(a)  if to Richway, to it at:

Unit 100-12031 Horseshoe Way
Richmond, BC, V7A 4V4
Canada
Attn: Leonard Li

(b)  if to REHL, to it at:

Unit 100-12031 Horseshoe Way
Richmond, BC, V7A 4V4
Canada
Attn: Leonard Li

(c)  if to eVision, to it at:

1888 Sherman Street
Suite 500
Denver, CO 80203
Attention: Robert Trapp

10.6   Fees, Costs and Expenses. All fees, costs and expenses (including attorneys’ fees and expenses) incurred by either party hereto in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby and thereby, shall be the sole and exclusive responsibility of such party.

10.7   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restriction of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

10.8   Counterparts. This Agreement may be executed in two or more partially or fully executed counterparts and by facsimile signatures each of which shall be deemed an original and shall bind the signatory, but all of which together shall constitute but one and the same instrument.

10.10   Initial Public Announcement. Richway, REHL, and eVision shall agree on the form and content of the initial public announcement which shall be made concerning this Agreement and the transactions contemplated hereby and thereby, and neither Richway, REHL nor eVision shall make such public announcement without the consent of the other, except as required by law.

Page 18 of 30 Pages

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers as of the date set forth above.

Richway Energy Holdings Limited By: Position:	eVision International, Inc. By: Position:

Richway Partners, Ltd. By: Position:

Page 19 of 30 Pages

Schedule 2.3

(Richway shall prepare a list of the Directors and officers of REHL and the REHL Subsidiaries)

Richway Energy Holdings Limited
3 directors —
Leonard Li
Liu Wei
Moxian Chen

Richway Investment Management Limited
6 directors —
Leonard Li (also president)
Eddie Ho Man Wai (also secretary)
Simon Koo
Tay Wee Kwang
Simon Yau
Moxian Chen

Richway Energy Development Co. Ltd.
4 directors —
Leonard Li
Sun Jinping
Moxian Chen
Liao Hong

Richway Environmental Technologies Ltd.
3 directors —
Leonard Li (also president)
Eddie Ho Man Wai (also secretary)
Moxian Chen

Richway Energy Builder Ltd.
3 directors —
Leonard Li
Liu Wei
Moxian Chen

Page 20 of 30 Pages

Schedule 6.6

(Except as is disclosed on an attached Schedule 6.6, there is no suit, action or proceeding pending against Richway, REHL or the REHL Subsidiaries that, individually or in the aggregate, would (i) have a material adverse effect on REHL and the REHL Subsidiaries taken as a whole, (ii) impair the ability of Richway, REHL, or the REHL Subsidiaries to perform their obligations under this Agreement, or (iii) prevent the consummation of any of the transactions contemplated by said agreements.)

None.

Page 21 of 30 Pages

Schedule 6.7.4

(The authorized capital stock, its par value, the issued and outstanding stock, and the treasury stock of the REHL Subsidiaries will be listed in Schedule 6.7.4)

Richway Energy Holdings Limited

HK$10,000 authorized at a par of HK$1.00 per share
2 shares outstanding

Richway Investment Management Limited

HK$10,000 authorized at a par of HK$1.00 per share
10,000 shares outstanding

Richway Energy Development Co. Ltd.

To be provided in writing by Richway.

Richway Environmental Technologies Ltd.

To be provided in writing by Richway.

Richway Energy Builder Ltd.

HK$10,000 authorized at a par of HK$1.00 per share
2 shares outstanding

Page 22 of 30 Pages

Schedule 6.9

(Since November 15, 2003 there have been no material changes in the business, financial condition, operations or results of operations of REHL or the REHL Subsidiaries (aside from the transfer of the REHL Subsidiaries into REHL) except where noted in Schedule 6.9.)

None.

Page 23 of 30 Pages

Schedule 6.14

(Except for what is disclosed on Schedule 6.15, there is no instance where REHL or the REHL Subsidiaries (a) are subject to any outstanding injunction, judgment, order, decree, ruling or charge or (b) are a party or is threatened in writing to be made a party to any action, suit, proceeding, hearing or investigation of, in, or before any court or quasi judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator.)

None.

Page 24 of 30 Pages

Schedule 7.2

((a) except as disclosed on Schedule 7.2, no person owns of record or is known to Richway to own beneficially any shares of capital stock of REHL or the REHL Subsidiaries;)

(Except as set forth in Schedule 7.2, there are no voting trusts or agreements, stockholders’ agreements, pledge agreements, buy-sell agreements, rights of first refusal, preemptive rights or proxies relating to any securities of REHL or the REHL Subsidiaries.)

Richway Investment Management Limited is subject to a Shareholder’s Agreement.

Page 25 of 30 Pages

Exhibit 7(c)

PURCHASE OF CONVERTIBLE DEBENTURE AGREEMENTS

     THIS PURCHASE OF CONVERTIBLE DEBENTURE AGREEMENTS between Online Credit Limited, a Hong Kong corporation, and Richway Partners Ltd., a Hong Kong corporation, is dated this _________ day of ________________, 2004.

     Whereas, Online Credit Limited (“OCL”) agrees to sell certain Convertible Debenture Agreements inclusive of their respective unpaid accrued interest to Richway Partners, Ltd. (“Richway”) subject to terms and conditions herein. OCL and Richway may be collectively referred to as the “Parties”. The parties agree as follows:

1. Convertible Debenture Agreements

The Convertible Debenture Agreements that OCL has agreed to sell are issued by eVision International, Inc. (“eVision”) to OCL, and have the following terms:

(a)	US$589,889.00 12% Interest Due June 1, 2006
(b)	US$614,963.53 12% Interest Due December 4, 2006
(c)	US $626,331.01 12% Interest Due June 1, 2007
(d)	US $658,813.95 12% Interest Due December 1, 2007
(e)	US $590,076.00 8% Interest Due December 15, 2007
(f)	Plus the unpaid accrued interest on the above five debentures of over US$700,000.00 as at the date of this Agreement.

All of the Convertible Debenture Agreements plus the unpaid accrued interest under 1.(f) are collectively referred to as the “Convertible Debenture Agreements”.

2. Purchase Price
The total purchase price shall be US$3,080,000.00 (three million eighty thousand United States dollars). Richway agrees to pay 1% (one percent) of the purchase price (which is US$30,800.00) (thirty thousand eight hundred United States dollars) upon execution and the remainder, interest free, in three equal installments over the next three years. The payment schedule (the “Payment Schedule”) will be as follows:

On the date of this Agreement	US$30,800.00
One year following the date of this Agreement	US$1,016,400.00
Two years following the date of this Agreement	US$1,016,400.00
Three years following the date of this Agreement	US$1,016,400.00

Richway warrants that it has reviewed, and understands, the terms and conditions of Convertible Debenture Agreements. Richway warrants that it has reviewed eVision’s business and performed its necessary due diligence on eVision and the Convertible Debenture Agreements.

Page 26 of 30 Pages

Richway’s obligations under the Payment Schedule will be secured as collateral by a security interest on the Convertible Debenture Agreements granted by Richway to OCL. OCL will hold the Convertible Debenture Agreements as security against Richway’s obligations under the Payment Schedule. Richway will have full authority to convert some or all the Convertible Debenture Agreements into common shares of eVision at any time, and to sell the common shares of eVision at any time, subject to the terms of the respective Convertible Debenture Agreements and applicable regulations. Sale proceeds resultant from the sale of common shares of eVision will be used to offset the Richway’s obligations under the Payment Schedule. Once the Richway’s obligations under the Payment Schedule are partially offset, a pro-rata amount of the Convertible Debenture Agreements will be removed from the security arrangement and released to Richway, subject to the terms of the respective Convertible Debenture Agreements and applicable regulations.

3. Assignment
Upon execution of this Agreement, OCL will assign the Convertible Debenture Agreements to Richway subject to the security arrangement described above in clause 2.

4. OCL’s Representations and Warranties
OCL represents and warrants to Richway as to each Convertible Debenture Agreement under this Agreement that as of the date of this Agreement:

(1)	The Convertible Debenture Agreements Loan documents have been duly executed by eVision International, Inc.;

(2)	OCL is the sole owner of the Convertible Debenture Agreements and has authority to sell, transfer and assign the same on the terms set forth herein. There has been no assignment or sale by OCL.

(3)	The full principal amount of the Convertible Debenture Agreements has been advanced to eVision International, Inc.

(4)

The terms of the Convertible Debenture Agreements have in no way been changed or modified, and other than the accrued unpaid interest outstanding described in 1.(f) the Convertible Debenture Agreements are current and not in default.

5. Representations
Organization. OCL and Richway separately represent that they are corporations duly organized and validly existing under the laws of their respective incorporating jurisdictions and are in good standing under such laws. The Parties separately represent that they the requisite corporate power to own and operate their assets, and to carry on their business as presently conducted and as proposed to be conducted.

6. Authority.
The Parties separately represent:

(a)	All corporate action necessary has been performed for the authorization, execution, delivery and performance of this Agreement by the Parties.

Page 27 of 30 Pages

(b)	This Agreement constitutes legal, valid and binding obligations enforceable in accordance with their respective terms

7. Breach.
In the event of nonpayment, OCL shall entitled to seek all remedies at law to collect any amounts due and owing under this Agreement. The Parties agree that Richway will pay OCL’s reasonable attorney fees in the event OCL must commence legal action to collect amounts due under the Agreement.

8. Entire Agreement
The entire agreement between the parties is contained in this Agreement and cannot be modified in any respect except by an amendment in writing signed by both parties.

9. Assignment
Richway may not assign its rights or delegate its duties or obligations under this Agreement without the prior written consent of OCL. This Agreement shall be binding on and inure to the benefit of the permitted successors and assigns of the parties hereto.

10. Governing Law. This Agreement shall be governed in all respects by the laws of Hong Kong as applied to contracts entered into solely between residents of, and to be performed entirely within, such state, and without reference to principles of conflicts of laws or choice of laws.

11. Notices. All notices, requests, demands or other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing

(a)   if to Richway, to it at:
               Unit 100-12031 Horseshoe Way
               Richmond, BC, V7A 4V4
               Canada
               Attn: Leonard Li

(b)   if to OCL, to it at:
               2601 Island Place Tower
               510 King's Road, North Point
               Hong Kong
               Attn: Tony T.W. Chan

12. Counterparts. This Agreement may be executed in two or more partially or fully executed counterparts and by facsimile signatures each of which shall be deemed an original and shall bind the signatory, but all of which together shall constitute but one and the same instrument.

13. Initial Public Announcement. Richway, REHL, and eVision shall agree on the form and content of the initial public announcement which shall be made concerning this Agreement and the transactions contemplated hereby and thereby, and neither Richway, REHL nor eVision shall make such public announcement without the consent of the other, except as required by law.

Page 28 of 30 Pages

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers as of the date set forth above.

Richway Partners Limited By: /s/ Leonard Li Position: Director	Online Credit Limited By: /s/ Fai Chan Position: Director

Page 29 of 30 Pages

Exhibit 7(d)

Richway Partners Limited
2601 Island Place, 510 King’s Road, North Point, Hong Kong

March 12, 2004

eVision International, Inc.
1888 Sherman St., #500
Denver, CO,
80203
USA

and

Online Credit Limited
2601 Island Place,
510 King’s Road,
North Point,
Hong Kong

Re:    Notice of Conversion

This letter makes reference to the Purchase of Convertible Debenture Agreements agreement dated February 25, 2004 between Online Credit Limited and Richway Partners Limited (the “Agreement”). Terms used in this Letter will bear the same meaning as those defined in the Agreement.

Please take this as notice to convert all the Convertible Debenture Agreements, inclusive of their accrued interest, into shares of eVision.

Based on the Convertible Debenture Agreements’ current total outstanding amount accrued of US$3,808,556.63 and the average closing sales price over the ten consecutive trading days prior to the date of this conversion notice of US$0.0575, a total of 66,235,767 shares should be issued by this conversion.

Richway Partners Limited recognizes that the shares resulting from this conversion will be held by Online Credit Limited as security against Richway’s obligation under the Payment Schedule as defined under Clause 2 of the Agreement.

Best regards,

/s/ Leonard Li
Leonard Li
Director
Richway Partners Limited

Page 30 of 30 Pages